Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Alpha Natural Resources, Inc.:

We consent to the incorporation by reference in this Amendment No. 1 to the registration statement on Form S-4 of Alpha Natural Resources, Inc. of our reports dated February 25, 2011 with respect to the consolidated balance sheets of Alpha Natural Resources, Inc. and subsidiaries (the Company) as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2010, and the effectiveness of internal control over financial reporting as of December 31, 2010, which reports appear in the December 31, 2010 annual report on Form 10-K of Alpha Natural Resources, Inc. and to the reference to our firm under the heading “Experts” in this joint proxy statement/prospectus.

/s/ KPMG LLP

Roanoke, Virginia

April 12, 2011